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SEC Processing Section

FEB 29 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 2007 (MM/DD/YY) AND ENDING 12 / 31 / 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richardson Barr Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Post Oak Park, Ste. 2360, 4400 Post Oak Parkway
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Bar — 713-585-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stevens, Henry & Matthews LLP
(Name – *if individual, state last, first, middle name*)

1177 W. Loop South, Ste. 600	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/20

OATH OR AFFIRMATION

I, Scott H. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richardson Barr Securities, Inc., as of February, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal (FINOP)

Title

Notary Public

Mary Lynn McKeown
My Commission Expires
05/16/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARDSON BARR SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

SHM

STEVENS,
HENRY &
MATTHEWS
LLP

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Richardson Barr Securities, Inc.

We have audited the accompanying statement of financial condition of Richardson Barr Securities, Inc. (the Company), as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Richardson Barr Securities, Inc. is a wholly owned subsidiary of Richardson Barr Financial Group. A Services Agreement exists between these two entities where Richardson Barr Financial Group provides services and pays certain overhead costs for Richardson Barr Securities, Inc. The fees charged for these services and overhead expenses are determined based on fees collected by Richardson Barr Securities, Inc.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richardson Barr Securities, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stevens, Henry & Matthews LLP

Houston, Texas
February 27, 2008

1177 West Loop South, Suite 600 • Houston, Texas 77027 • T 713-621-1177 • F 713-621-1176 • W advisorsthatcount.com

Advisors That Count

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash	$ 432,844
Deferred Income Taxes	41,795
Prepaid asset	10,210
Total assets	$ 484,849
LIABILITIES AND STOCKHOLDER'S EQUITY	
Federal and State taxes payable to parent	$ 376,096
Total	376,096
Common stock - 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	119,733
Accumulated deficit	(20,980)
Total liabilities and stockholder's equity	$ 484,849

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUES	
Advisory fees	$ 16,927,794
Other income	630,000
Interest income	2,582
Total revenues	17,560,376
EXPENSES	
Services and overhead	16,744,829
NASD expenses	26,874
Legal & Accounting	15,000
Other Expenses	891
Total expenses	16,787,594
Net income before taxes	772,782
Income taxes:	
Provision for federal income tax	211,374
State taxes	137,476
Net income	$ 423,932

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2006	$ 10,000	$ 16,840	$ 125,088	$ 151,928
Capital Contribution	-0-	102,893	-0-	102,893
Dividends	-0-	-0-	(570,000)	(570,000)
Net income	-0-	-0-	423,932	423,932
Balance at December 31, 2007	$ 10,000	$ 119,733	$ (20,980)	$ 108,753

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

Cash flows from operating activities:	
Net Income	$ 423,932
Decrease in accounts receivable	103,342
Decrease in prepaid assets	271
Increase in deferred tax asset	(41,795)
Increase in taxes payable	273,203
Net cash provided by operating activities	758,953
Cash flows from investing activities:	-0-
Cash flows from financing activities:	
Capital Contribution	102,893
Dividends paid	(570,000)
Net cash used by financing activities	(467,107)
Net increase in cash	291,846
Cash and cash equivalents, beginning of year	140,998
Cash and cash equivalents, end of year	$ 432,844

Supplemental Disclosure:	
Taxes paid to parent	$ 102,893

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Nature of the Business

Richardson Barr Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is providing brokerage services to clients. The Company is a Texas corporation formed on May 30, 2003. The Company is a wholly owned subsidiary of Richardson Barr Financial Group, Inc. (the "Parent").

Income Taxes

The Company intends to elect to file its state and federal income tax return as a member of a consolidated group of corporations whose common parent is Richardson Barr Financial Group, Inc. As a member of such group, the company's income, deductions and credits will be included with the income, deductions, and credits of other members of the group in determining consolidated taxable income. Each member of the consolidated group will be allocated its portion of the consolidated state and federal income tax liability which is reflected as a payable in the amount of $376,096 as of December 31, 2007.

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Income tax expense for the year ended December 31, 2007 is comprised of the following:

Current Federal Income Tax	$ 253,169
Current State Taxes	137,476
Deferred tax benefit	(41,795)
Income tax expense	$ 348,850

The deferred federal income tax benefit of $41,795 as of December 31, 2007 is due to certain accrued expenses that are not deductible for tax purposes until paid.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No.48 (FIN 48"), *Accounting for Uncertainty in Income Taxes*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. The effective date of FIN 48 for certain non-public companies, which includes both the company and the parent, is for fiscal years beginning after December 15, 2007. Management is currently evaluating whether the Interpretation will impact the company's financial statements.

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Advisory fees are recognized as revenue as services are provided, typically when the applicable transaction closes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash is the primary financial instrument that subjects the Company to concentration of credit risk. The Company maintains its cash in a bank selected based upon management's assessment of the bank's financial stability. Cash balances periodically exceed the $100,000 federal depository insurance limit. Transactions closed with three customers accounted for approximately 50% of the Company's revenue.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $56,748, which was $51,748 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.63 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. **Services Agreement with Parent**

On June 17, 2003 the Company entered into a Services Agreement with its Parent to provide certain services to the Company for a fee. Services include office and secretarial services, accounting, use of office facilities, insurance and other indirect expenses of operating. The Services Agreement was amended and restated as of July 1, 2006. Under the amended Services Agreement, the Parent pays all overhead expenses of the Company, which includes, among other things, rent, office equipment, supplies, utilities, telephone, printing, salaries, secretarial services, bookkeeping services and other expenses related to the Company's operations. As compensation for these services, the Company pays the Parent Company a services and overhead fee of 95% of each fee collected.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Net Capital:	
Stockholder's equity	$ 108,753
Less non-allowable assets	(52,005)
Net capital before haircuts on securities position	56,748
Haircuts on securities	-0-
Net capital	$ 56,748
Net capital requirement	$ 5,000
Net capital in excess of required amount	51,748
Net capital	$ 56,748
Aggregate indebtedness:	
Income taxes payable to parent	$ 376,096
Ratio of aggregate indebtedness to net capital	6.63 to 1

Note: Computed regulatory net capital and aggregate indebtedness do not differ from that disclosed in the amended FOCUS report as of December 31, 2007 filed by Richardson Barr Securities, Inc. with the National Association of Securities Dealers on Part II of Form X-17A-5.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k) (2) (i) in that it carried no margin accounts, handled no customer's funds or securities, and held no funds or securities for or owed no money or securities to its customers.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of December 31, 2007

NONE

SHM

STEVENS,
HENRY &
MATTHEWS
LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Richardson Barr Securities, Inc.

In planning and performing our audit of the financial statements of Richardson Barr Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1177 West Loop South, Suite 600 · Houston, Texas 77027 · T 713-621-1177 · F 713-621-1176 · W advisorsthatcount.com

Advisors That Count

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stevens, Henry & Matthews LLP

Stevens, Henry & Matthews
Houston, Texas
February 27, 2008

END